SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Swordfish Financial, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

87110 51 02
(CUSIP Number)

Randy J. Moseley and Laura S. Moseley
119 Woodstream Ct
Cresson, Texas 76035
(817) 296-3877
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,   see   the Notes).

SCHEDULE 13D

CUSIP No.  87110 51 02

1.	Names of Reporting Persons.
Randy J. Moseley and Laura S. Moseley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) IN

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) – not applicable

6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
1,250,000

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
1,250,000

	10	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Randy J. Moseley – 650,000 Laura S. Moseley – 600,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
N/A

13.	Percent of Class Represented by Amount in Row (11)
9.4%

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D that was filed on September 8, 2009 by Randy J. Moseley and his spouse, Laura S. Moseley, relating to the issued and outstanding shares of common stock, par value $0.16 per share (the “ Company Common Stock ”), of Nature Vision, Inc., a Minnesota corporation (the “Company”).  The principal executive offices of the Company are located at 142 Wembley Way, Rockwall, Texas 75032.  Beginning on the date this Amendment No. 1 is filed, all references to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 1.  Only those items reported in this Amendment No. 1 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

On August 14, 2009, the Nature Vision, Inc. executed a Stock Purchase Agreement with Swordfish Financial, Inc., a Texas corporation (“Swordfish Texas”), pursuant to which Nature Vision, Inc. sold an aggregate of 10,987,417 shares of its common stock in exchange for a $3,500,000 promissory note from Swordfish Texas.  At the conclusion of the transaction, Swordfish Texas owned approximately 80% of Nature Vision, Inc. issued and outstanding common stock.  The 10,987,417 shares were issued to Swordfish Texas, owned by Michael Alexander.   Mr. Moseley was granted 1,250,000 shares by Mr. Alexander for agreeing to join Nature Vision, Inc. as Chief Financial Officer and become a board of director.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

As noted in Item 3 above, Mr. Moseley acquired the shares as the result of Mr. Moseley agreeing to join Nature Vision, Inc. as Chief Financial Officer and become a board of director.

Mr. Moseley and Mrs. Moseley presently does not have plans or proposals that relate to or would result in transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but they reserve the right to formulate such plans or proposals, and to take action with respect thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2012	/s/ Randy J. Moseley
Randy J. Moseley